John A. Kritzmacher
Chief Financial Officer &
Executive Vice President,
Technology and Operations

February 27, 2017

Lyn Shenk
Branch Chief
Office of Transportation and Leisure
United States Security and Exchange Commission CF/AD5
100 F Street, NE
Washington, D.C. 20549-3561

RE:        John Wiley & Sons, Inc.
Form 10-K for the year ended April 30, 2016
Filed June 29, 2016
Form 8-K
Filed December 7, 2016
File No. 001-11507

Dear Mr. Shenk:

This letter sets forth the response of the management of John Wiley & Sons Inc. (the “Company” or “JWS”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated February 16, 2017.

Management acknowledges that we are responsible for the adequacy and accuracy of the disclosures in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

The Company’s response is set forth below.

Form 8-K filed December 7, 2016

Unaudited Statements of Free Cash Flows

1. Your computation of free cash flow differs from the typical calculation (cash flows from operating activities as presented in the statement of cash flows under GAAP, less capital expenditures).  Therefore, please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated. See Question 102.07 of the Non- GAAP Compliance and Disclosure Interpretations.

The Company will revise the labelling of this cash flow calculation on all future filings as shown in the attached revision to our second quarter report.  In addition to the reconciliation of “Free Cash Flow less Composition Spending” to US GAAP, we will provide the following explanatory paragraph:

Free Cash Flow less Composition Spending

The Company provides financial measures referred to as “Free Cash Flow less Composition Spending”.  Free Cash Flow less Composition Spending is defined as “cash flow from operating activities, less composition and other capital spending”. Management believes this metric provides additional information to investors to facilitate the comparison of past and present results. This metric is also used internally by management in evaluating results.  This non-GAAP measure is not intended to replace the financial results reported in accordance with US Generally Accepted Accounting Principles.

If you have further questions please do not hesitate to call me.

Sincerely,

/s/ John A. Kritzmacher
John A. Kritzmacher
Chief Financial Officer &
Executive Vice President, Technology and Operations

Cc:         Andrew Mew
Theresa Brillant
Amy Geddes

JOHN WILEY & SONS, INC.
UNAUDITED STATEMENTS OF FREE CASH FLOW *
(in thousands)

	Six Months Ended
	October 31,
	2016	2015
Operating Activities:
Net income	$19,549	76,057
Amortization of intangibles	24,826	25,072
Amortization of composition costs	18,701	19,967
Depreciation of technology, property and equipment	34,092	32,820
Restructuring charges (credits)	5,927	7,119
Restructuring payments	(10,770)	(18,339)
Deferred tax benefit on UK Corporate Income Tax Rate Change	(2,575)
Unfavorable Tax Settlement	47,531
One-time pension settlement	8,842
Share-based compensation expense	4,907	8,112
Excess tax benefits from share-based compensation	(187)	(527)
Royalty advances	(46,070)	(45,553)
Earned royalty advances	64,321	60,163
Other non-cash charges and credits	31,157	18,115
Change in deferred revenue	(199,419)	(225,115)
Net change in operating assets and liabilities	(86,926)	(84,410)
Cash Used for Operating Activities	(86,094)	(126,519)

Investments in organic growth:
Additions to technology, property and equipment	(52,728)	(46,177)
Composition spending	(16,604)	(20,033)

* Free Cash Flow less Composition Spending	(155,426)	(192,729)

Other Investing and Financing Activities:
Acquisitions, net of cash	(135,753)	(16,681)
Repayment of long-term debt	(201,415)	(112,641)
Borrowings of short-term debt	-	50,000
Borrowings of long-term debt	480,400	201,600
Change in book overdrafts	(5,861)	285
Cash dividends	(35,883)	(35,166)
Purchase of treasury shares	(21,289)	(44,703)
Proceeds from exercise of stock options and other	15,703	465
Excess tax benefits from share-based compensation	187	527
Cash Provided by Investing and Financing Activities	96,089	43,686

Effects of Exchange Rate Changes on Cash	(37,059)	(163)

Decrease in Cash and Cash Equivalents for Period	$(96,396)	(149,206)

RECONCILIATION TO GAAP PRESENTATION

Investing Activities:
Additions to technology, property and equipment	$(52,728)	(46,177)
Composition spending	(16,604)	(20,033)
Acquisitions, net of cash	(135,753)	(16,681)
Cash Used for Investing Activities	$(205,085)	(82,891)

Financing Activities:
Cash Used for Investing and Financing Activities	$96,089	43,686
Excluding:
Acquisitions, net of cash	(135,753)	(16,681)
Cash Provided by Financing Activities	$231,842	60,367

Free Cash Flow less Composition Spending:

The Company provides financial measures referred to as “Free Cash  Flow less Composition Spending”.  Free Cash  Flow less Composition Spending is defined as “cash flow from operating activities, less composition and other capital spending”. Management believes this metric provides additional information to investors to facilitate the comparison of past and present results. This metric is also used internally by management in evaluating results.  This non-GAAP measure is not intended to replace the financial results reported in accordance with US Generally Accepted Accounting Principles.